# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NANO NUCLEAR ENERGY INC., CIK 0001923891
CUSIP: 63010H124
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10 Times Square, 30th Floor,, New York, New York (NY), 10018
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002011890

## Reporting persons
- I Financial Ventures Group LLC.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 10,700,000; shared voting power 0; sole dispositive power 10,700,000; shared dispositive power 0; aggregate amount beneficially owned 10,700,000 (28.33% of the class)
  Comment: (1) The 10,700,000 shares of common stock of the Issuer beneficially owned and referred to in Rows 5, 7, and 9 represent the sum of (i) 10,000,000 shares of common stock owned as of February 12, 2025; and (ii) options to purchase 700,000 shares of common stock which are exercisable within 60 days of February 12, 2025. Jiang Yu, the Issuer's President, Secretary, Treasurer, and Chairman of the Board of Directors, is the sole member and control person of I Financial Ventures Group LLC. ("I Financial"), and exercises voting and dispositive power of the securities held of record by I Financial. (2) The percentage in Row 11 is based on 37,069,656 shares of common stock of the Issuer issued and outstanding as of February 12, 2025.
- Jiang Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,700,000; sole dispositive power 0; shared dispositive power 10,700,000; aggregate amount beneficially owned 10,700,000 (28.33% of the class)
  Comment: (1) The 10,700,000 shares of common stock of the Issuer beneficially owned and referred to in Rows 6, 8, and 9 represent the sum of (i) 10,000,000 shares of common stock owned as of February 12, 2025; and (ii) options to purchase 700,000 shares of common stock which are exercisable within 60 days of February 12, 2025. Jiang Yu, the Issuer's President, Secretary, Treasurer, and Chairman of the Board of Directors, is the sole member and control person of I Financial Ventures Group LLC. ("I Financial"), and exercises voting and dispositive power of the securities held of record by I Financial. (2) The percentage in Row 11 is based on 37,069,656 shares of common stock of the Issuer issued and outstanding as of February 12, 2025.

## Item 1. Issuer
Name of issuer: NANO NUCLEAR ENERGY INC.
Address of issuer's principal executive offices: 10 Times Square, 30th Floor, New York, New York 10018

## Item 2. Person Filing
Name of person filing: I Financial Ventures Group LLC. and Jiang Yu (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 10 Times Square, 30th Floor, New York, New York 10018
Citizenship: I Financial Ventures Group LLC. is a limited liability company formed in Delaware. Jiang Yu is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of February 12, 2025, the Reporting Persons may be deemed to beneficially own 10,700,000 shares of common stock of the Issuer. Jiang Yu, the Issuer's President, Secretary, Treasurer, and Chairman of the Board of Directors, is the sole member and control person of I Financial Ventures Group LLC. ("I Financial"), and exercises voting and dispositive power of the securities held of record by I Financial. As such, Mr. Yu may be deemed to have beneficial ownership of the securities held of record by I Financial and have voting and dispositive power with respect to such securities. The percentage of the shares of common stock beneficially owned by the Reporting Persons is based on the (i) sum of (A) a total of 10,000,000 shares of common stock owned as of February 12, 2025, and (B) options to purchase 700,000 shares of common stock which are exercisable within 60 days of February 12, 2025, divided by (ii) the sum of (A) 37,069,656 shares of common stock of the Issuer issued and outstanding as of February 12, 2025, and (B) 700,000 shares of common stock which are exercisable by the Reporting Persons within 60 days of February 12, 2025.
Percent of class: The 10,700,000 shares of common stock of the Issuer beneficially owned by the Reporting Persons constituted approximately 28.33% of the total shares of common stock of the Issuer issued and outstanding as of February 12, 2025. The percentage of the shares of common stock beneficially owned by the Reporting Persons is based on the sum of (A) 37,069,656 shares of common stock of the Issuer issued and outstanding as of February 12, 2025, and (B) 700,000 shares of common stock which are exercisable by the Reporting Persons within 60 days of February 12, 2025.
Sole power to vote or to direct the vote:
I Financial Ventures Group LLC.: 10,700,000

Jiang Yu: 0
Shared power to vote or to direct the vote:
I Financial Ventures Group LLC.: 0

Jiang Yu: 10,700,000
Sole power to dispose or to direct the disposition:
I Financial Ventures Group LLC.: 10,700,000

Jiang Yu: 0
Shared power to dispose or to direct the disposition:
I Financial Ventures Group LLC.: 0

Jiang Yu: 10,700,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement, by and among the Reporting Persons, dated February 13, 2025

## Signatures
- I Financial Ventures Group LLC.: /s/ Jiang Yu, Jiang Yu, Sole Member (02/13/2025)
- Jiang Yu: /s/ Jiang Yu, Jiang Yu (02/13/2025)